# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Uniti Group Inc., CIK 0002020795
CUSIP: 912932100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2101 Riverfront Drive, Suite A, Little Rock, Arkansas (AR), 72202
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001163368

## Reporting persons
- Pacific Investment Management Company LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 25,458,917; sole dispositive power 0; shared dispositive power 25,458,917; aggregate amount beneficially owned 25,458,917 (10.7% of the class)

## Item 1. Issuer
Name of issuer: Uniti Group Inc.
Address of issuer's principal executive offices: 2101 Riverfront Drive, Suite A, Little Rock, Arkansas 72202

## Item 2. Person Filing
Name of person filing: Pacific Investment Management Company LLC ("PIMCO")
Address of principal business office or, if none, residence: 650 Newport Center Drive, Newport Beach, CA 92660
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
25,458,917

Does not include shares of Common Stock issuable upon the exercise of warrants to purchase up to 4,288,133 shares of Common Stock (the "Warrants"), which are not exercisable within the next 60 days. The Warrants are exercisable on a cashless basis with an exercise price of $0.01 per share. The exercise period commences upon the earliest of (i) August, 1, 2028, (ii) any change of control of the Issuer, or (iii) certain redemptions of shares of Series A Preferred Stock by the Issuer.

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO's affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.
Percent of class:
10.7%

Based on 239,036,325 shares of Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commisison on November 7, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 25,458,917
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 25,458,917

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Alyssa Creighton, Senior Vice President (11/14/2025)